UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                             March 22, 2021
 Tianjun Zhang
 Chairman of the Special Committee
 China Customer Relations Centers, Inc.
 1366 Zhongtianmen Dajie, Xinghuo
 Science and Technology Park,
 High-tech Zone, Taian City
 Shandong Province
 People   s Republic of China

         Re:     China Customer Relations Centers, Inc.
                 Schedule 13E-3 filed by China Customer Relations Centers, Inc., et al.
                 Filed on March 17, 2021
                 File No. 005-89862

 Dear Mr. Zhang,

         We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

        If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

 Schedule 13E-3

 General

 1. Please advise us how the disclosures required by Rule 13e-3(e)(1)(i) and
(ii) will be
    distributed in accordance with Rule 13e-3(f)(1). To the extent the Schedule 13E-3 filing in its entirety will not be distributed, please advise us why the disclosure under Item 9(c) may be withheld given that the specific disclosure regarding inspection and copying does not appear to have been included with the preliminary proxy statement filed as exhibit (a)(1).
    The generic disclosure appearing on page 99 regarding inspection is insufficient.

 Item 13. Financial Statements

 2. Financial information has been incorporated by reference from a Form 20-F and Form 6-K.
    Under General Instruction F of Schedule 13E-3, an express reference must be made to a
 Mr.Tianjun Zhang
c/o China Customer Relations Centers, Inc.
March 22, 2021
Page 2

   document that contains the required information. Under Item 16 of Schedule 13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, any document from which required information has been so incorporated must be filed as an exhibit. The
reference to    a copy
   in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Exhibit (a)(1)     Preliminary Proxy Statement

3. The legend required by Rule 13e-3(e)(1)(iii) has been printed in bold typeface on page 4
   (four) of a cover letter to shareholders. This legend, however, must appear on the outside
   front cover page    of a disclosure document regulated under Rule 13e-3.
Please revise.

Reasons for the Merger and Recommendation of [ ] the Board, page 32

4. The disclosure at page 40 indicates that    the Company [ ] believes that
the merger
   agreement, the plan of merger, the articles of merger and the transactions contemplated thereby, including the merger, are substantively and procedurally fair to and in the best
   interest of the [ ] unaffiliated security holders.    Notwithstanding the
determination made
   regarding fairness from a procedural protection point of view, the disclosure earlier explains
   that    no director who is not an employee of the Company has retained an unaffiliated
   representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of
   the transaction.    Please advise us, with a view toward revised disclosure,
how compliance
   with Items 1014(c) - (d) of Regulation M-A has been effectuated. Under General Instruction
   E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item
   8 must be disclosed. See also Responses 20-21 in Release No. 34-17719 (April 13, 1981).
   Note also that the term    unaffiliated security holder    is defined in
Rule 13e-3(a)(4) and that
   the meaning of the term extends beyond members of    the Buyer Group
named in this filing.

Position of the Buyer Group as to the Fairness of the Merger, page 40

5. Please advise us, with a view toward revised disclosure, how compliance with Items 1014(c)
   - (d) of Regulation M-A has been effectuated. Under General Instruction E to
Schedule 13E-
   3, negative responses to any disclosure requirements imposed under Item 8 must be disclosed. The Buyer Group appears to have acknowledged only that the merger is subject to the approval by a majority of the Shares entitled to vote as distinguished from a majority of unaffiliated shareholders.

Exhibits (c)(1)-(c)(3) | Disclaimers by Houlihan Lokey (China) Limited

6. Houlihan Lokey   s repeated representations in the above-captioned exhibits emphasize that its
   express consent is required before the opinion and discussion materials may be used by any person other than the intended recipient. Consequently, the use of this disclaimer may limit
 Mr.Tianjun Zhang
c/o China Customer Relations Centers, Inc.
March 22, 2021
Page 3

   reliance on the associated disclosures by unaffiliated security holders. Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that unaffiliated security holders are precluded from being eligible to rely upon all of these disclosures by affirmatively stating, if true, that Houlihan Lokey consents to the inclusion of its opinion and materials in this filing and that unaffiliated security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to
   clarify security holders    right to rely on such opinion and materials.
   http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm


       We remind you that China Customer Relations Centers, Inc. is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

cc: Stephanie Tang, Esq.